Mail Stop 3561

November 8, 2007

<u>Via Fax & U.S. Mail</u>

Kevin M. Farr
Chief Financial Officer
Mattel, Inc.
333 Continental Blvd.
El Segundo, CA 90245

> **Re: Mattel, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed February 26, 2007**
> **Form 10-Q for the quarter ended September 30, 2007**
> **Filed October 26, 2007**
> **Form 8-K dated October 15, 2007**
> **Filed October 15, 2007**
> **File No. 001-05647**

Dear Mr. Farr:

We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended December 31, 2006

Note 4 – Employee Benefit Plans, page 73
Incentive Compensation Plans, page 79

1.   Reference is made to your Long-Term Incentive Plans (LTIP). We note that performance cycles for the January 1, 2003 – December 31, 2006 and January 1, 2005 – December 31, 2007 time periods were establish by the Board of Directors and Compensation Committee, respectively, and that $14.8 million was recognized charged to expense in fiscal 2006. Please tell us and revise your disclosure in future filings to discuss the reason why no amounts relating to the LTIP were charged to expense prior to fiscal 2006.

Form 10-Q for the quarter ended September 30, 2007
Note 18. Product Recalls, page 12

2.   We note from the disclosure in Note 18 to your September 30, 2007 financial statements that the Company recognized a $28.8 million charge to earnings due to the reversal of sales of certain recalled products, the impairment of the related inventory and the accrual of other recall-related costs for certain products with high-powered magnets that may become dislodged an other products containing lead paint in excess of regulatory and Company standards. We also note from the disclosure in Note 18 that the Company recognized an additional charge of $40 million during the third quarter of 2007 to increase reserves for the second quarter product recalls, for subsequent product recalls and for recall related legal, advertising and administrative costs. We further note from the Company's November 6, 2007 press release that certain Fisher-Price toys were being recalled in the United States and Europe because certain parts pose a choking hazard.

Given the increasing number and materiality of the Company's product recalls and related reserves, we believe it would provide useful information to investors and other users of the Company's financial statements if the Company provided a roll-forward analysis of the activity in its recall reserves similar to that required for restructuring reserves by paragraph 20 of SFAS No.146 and for warranty reserves by paragraph 14 of FIN No.45. This analysis should be provided for each recall program and should separately disclose the type and amount of costs expected to be incurred in connection with the different recall programs, the actual costs incurred, any changes in reserves for recalls previously established and the remaining recall reserves at the end of the period. We believe this disclosure would provide enhanced information to investors as to the costs expected to be incurred in connection with your various recall programs and the status of the recall programs at the end of each period.

Form 8-K dated October 15, 2007

3.   We note from your earnings release dated October 15, 2007 that during the third quarter of fiscal 2007 you recorded additional charges relating to incremental costs of your recalls totaling $40 million and of this amount, approximately $22.4 million were related to (1) an increase in reserves for recalls originally recorded in August 2007 and (2) additional reserves for subsequent product recalls. In this regard, please explain to us in detail the facts and circumstances surrounding each of the incremental reserves noted above and why such amounts were not included as part of the reserves recorded in the second quarter of fiscal 2007. Your response to us should describe the triggering events and timeline for which such information became available and known to you, and explain why you believe it is appropriate to record such amounts in the current period. We may have further comment upon receipt of your response.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jean Yu at (202) 551-3305 or myself at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief